

June 27, 2013

<u>Via E-mail</u>
Shirley E. Goza
General Counsel
QTS Realty Trust, Inc.
12851 Foster Street
Overland Park, Kansas 66213

> **Re:** **QTS Realty Trust, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted May 31, 2013**
> **CIK No. 0001577368**

Dear Ms. Goza:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

3. We note your disclosure on page i that the statements and projections obtained from 451 Research, LLC have not been expertized and are solely your responsibility. Please advise us whether the statements and/or projections provided by 451 Research, LLC were commissioned by you for use in connection with the registration statement. Also please provide us with a copy of any report or study prepared by 451 Research, LLC for you.

4. We note that you have not yet made a decision as to whether you will take advantage of the extended transition period available to emerging growth companies. Please amend your filing to state your election under Section 107(b) of the JOBS Act:
    *   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
    *   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

5. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

6. Please revise your document and replace technical jargon with plain English descriptions so that an ordinary, reasonable investor can better understand your disclosure. Instead of using industry jargon, explain these concepts in concrete, everyday language. If you must use industry terms, please explain the meaning of the terms the first time they are used.

Prospectus Cover Page

7. Please revise your cover page to only identify the lead underwriter(s).

Prospectus Summary, page 1

8. We note your summary contains a lengthy description of your market opportunity, competitive advantages, market opportunity and business/growth strategies. Further, we

note that similar disclosure appears later in your prospectus. The summary should not include a lengthy description of the company's business and business strategy. This detailed information is better suited for the body of the prospectus. Please revise to substantially reduce the amount of repetitive disclosure in the summary.

9.   We note your reference to annualized rent throughout. Please clarify if the calculation takes into account tenant concessions, such as free rent or abatements. To the extent it does not, please revise to quantify the effect of tenant concessions or explain why such information is not material. Please make conforming changes throughout your prospectus.

Our Competitive Strengths, page 6

Founder-led management team with proven track record . . . , page 7

10.   We note your disclosure that you management team has "more than 100 years of combined experience . . . ." Please do not combine management's experience and revise accordingly.

Summary Risk Factors, page 8

11.   Please include a summary risk factor that discloses the conflict of interests risks associated with your formation transaction.

12.   Please include a summary risk factor that discloses that you have not identified specific investments to be acquired with the net proceeds of this offering or advise.

Distribution Policy, page 12

13.   Please revise to clarify that there is no guarantee that you will have the funds necessary to pay the estimated distribution to shareholders.

Risk Factors, page 20

14.   We note that several risk factor subheadings merely state general factors about your business. For example, we note the following subheadings:

- "We will not recognize any increase in the value of the land or improvements subject to our ground sublease at our Santa Clara property . . . ," page 25;
- "We may be unable to identify and complete acquisitions on favorable terms or at all, " page 27;
- "We may be subject to unknown or contingent liabilities related to properties or businesses that we acquire . . . ," page 28;
- "Our growth depends on access to external sources of capital that are outside

of our control . . . ," page 29;
- "Hedging transactions involve risks and costs," page 30;
- "There are special risks relating to our properties in California," page 32; and
- "We are exposed to ongoing litigation and other legal and regulatory actions," page 34.

Please revise through as necessary to identify briefly in your subheadings the specific harm that results from the noted facts or uncertainties. Potential investors should be able to read a risk factor subheading and understand the risk as it specifically applies to you.

Dilution, page 55

15. Please include a comparison of the public contribution under the proposed public offering and the effective cash cost to existing investors for the common stock or units. Refer to Item 506 of Regulation S-K for guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

Scheduled Lease Expirations, page 62

16. We note your disclosure of scheduled lease expirations. Please include a discussion of the relationship between market rents and expiring rents.

Results of Operations, page 62

17. We note your disclosure regarding leasing results for the periods presented. Please also expand you period-on-period disclosure to balance such disclosure with a discussion of tenant improvement costs and leasing commissions for both new leases and for renewals. Provide such information on a per unit or raised floor basis.

Short-term Liquidity, page 76

18. Please revise to include additional analysis of your capital expenditures by breaking down total capital expenditures between new development, redevelopment, and other capital expenditures by year. In addition please provide a narrative discussion for fluctuations from year to year and expectations for the future. The total of these expenditures should reconcile to the line item on the cash flow statement entitled additions to property and equipment.

19. In addition, please disclose with the above requested disclosure the amount of these costs capitalized that are related to soft costs such as interest, payroll and other general and administrative costs.

Contractual Obligations, page 78

20.   Please revise tables or disclose in a footnote estimated contractual interest payments
        expected to be made.

Our Initial Portfolio, page 96

Customer Diversification, page 98

21.   Please also provide a breakdown of tenant-type for your entire portfolio.

Lease Expirations, page 99

22.   Please tell us why you have not also included the gross square feet in addition to the
        raised floor for expiring leases.

Material Provisions of Maryland Law and of Our Charter and Bylaws, page 161

23.   We note your statements on the top of pages 161 that the summary is qualified in its
        entirety by reference to Maryland law and your charter and bylaws. Similar disclosure
        appears on the top of pages 156 and 147. Please note that a summary by its nature is not
        complete, but should highlight all the material provisions and should not be qualified by
        information outside of the prospectus. Please revise appropriately and clarify that your
        prospectus includes all the material information

Financial Statements, page F-1

24.   We note that your filing does not include audited financial statements of the registrant
        QTS Realty Trust, Inc. Please revise to include audited financial statements in
        accordance with Rule 3-01 of Regulation S-X.

Quality Tech, LP

Audited Statements of Cash Flows, page F-33

25.   Please revise to disclose that the dollar amounts presented in this statement are in
        thousands.

Part II – Information Not Required in Prospectus, page II-1

Item 33. Recent Sales of Unregistered Securities, page II-1

26.   Please briefly disclose the facts relied upon to meet the exemption(s) claimed. Refer to
        Item 701(d) of Regulation S-K.

27.   Please explain why you have not included the issuance of OP units and the conversion of OP units by Mr. Williams as contemplated on page 133 of the prospectus or revise.

Exhibit List, page II-5

28.   Please tell us why you are filing the "Form of" various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

29.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal or tax opinions with the next amendment, please provide draft copies for us to review.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: David W. Bonser